Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Wells Fargo Securities, LLC

500 West 33rd Street 14th Floor

New York, New York 10001

August 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker and Asia Timmons-Pierce

Re:	Firefly Aerospace Inc.

Registration Statement on Form S-1

Filed July 11, 2025, as amended

File No. 333-288646

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Firefly Aerospace Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York City time on Wednesday, August 6, 2025 or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Jefferies LLC

Wells Fargo Securities, LLC

as representatives of the several underwriters

Goldman Sachs & Co. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Arun Kumarathas
Name: Arun Kumarathas
Title: Vice President

Jefferies LLC

By:	/s/ Scott Skidmore
Name: Scott Skidmore
Title: Managing Director

Wells Fargo Securities, LLC

By:	/s/ Jill Ford
Name: Jill Ford
Title: Co-Head of Equity Capital Markets